

Mail Stop 4628

August 4, 2016

Robert Nijst
Chief Executive Officer
VTTI Energy Partners LP
25-27 Buckingham Palace Road
London, SW1W 0PP, United Kingdom

> **Re:** **VTTI Energy Partners LP**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Response Dated July 29, 2016**
> **File No. 1-36574**

Dear Mr. Nijst:

We have reviewed your July 29, 2016 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2016 letter.

Notes to the Consolidated and Combined Carve-Out Financial Statements

Note 4 – Related Party Transactions, page F-18

ATB Phase 2 Construction and Operations, page F-20

1. We note your response to prior comment 2. Considering your arrangements with VTTI B.V. regarding the Phase 2 assets of ATT Tanjung Bin Sdn Bhd ("ATB"), revise to provide additional disclosure explaining how net income and comprehensive income of ATB are attributed to non-controlling interest. To the extent that ATB's net income and comprehensive income are not attributed to non-controlling interest, disclose the amounts that do not inure to you as a result of the arrangements regarding the Phase 2 assets of ATB.

       You may contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Sean T. Wheeler, Esq.
       Latham & Watkins LLP